

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 25, 2015

Serge Matta
President and Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190

> **Re:** **comScore, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 30, 2015**
> **File No. 333-207714**

Dear Mr. Matta:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please resolve all outstanding comments on your Form 10-K for the fiscal year ended March 31, 2015 prior to requesting effectiveness of the registration statement.

The Merger

Recommendation of the comScore Board of Directors, page 46

2. Please describe the reasons for and terms of the voting agreement that you reference on page 46 and file the agreement as an exhibit to the registration statement. Please refer to Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

<u>The Merger Agreement</u>

<u>Employment Arrangements with William P. Livek, page 81</u>

3.   You state that William Livek, Rentrak's Chief Executive Officer, has executed an offer letter with comScore and that David Chemerow, Rentrak's Chief Operating Officer and Chief Financial Officer, is also anticipated to execute an offer letter. Please file the offer letters to which Rentrak's directors and officers are parties as exhibits to your registration statement.

<u>Undertakings, page II-2</u>

4.   Please provide all applicable undertakings required by Regulation S-K, including Item 512(a)(5) and (a)(6).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Michael Labriola, Esq.
        Wilson Sonsini Goodrich & Rosati